UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

FAIRCHILD INTERNATIONAL CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

3037 19 20 7
(CUSIP Number)

George Tsafalas Suite 600, 595 Hornby Street Vancouver, British Columbia, Canada V6C 1A4 Tel: 604.646.5614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

David J. Cowan
Clark, Wilson
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Tel: 604.687.5700
October 3, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	3037 19 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Tsafalas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,000 common shares (plus 210,000 options to purchase common shares at a price of $0.075 exercisable until July 9, 2005)
	8	SHARED VOTING POWER
1,750,000 common shares upon conversion of a promissory note(1)
	9	SOLE DISPOSITIVE POWER
160,000 common shares (plus 210,000 options to purchase common shares at a price of $0.075 exercisable until July 9, 2005)
	10	SHARED DISPOSITIVE POWER
1,750,000 common shares upon conversion of a promissory note(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.70% (based on 21,836,031 common shares issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents shares owned by Patch Energy Inc. upon conversion of a promissory note. Patch Energy is a company wholly controlled by George Tsafalas, for which he serves as the President and a director.

(2) Includes shares owned by Patch Energy Inc. upon conversion of a promissory note and all options exercisable within 60 days.

CUSIP No.	3037 19 20 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patch Energy Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,750,000 common shares upon conversion of a promissory note(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,750,000 common shares upon conversion of a promissory note(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.01% (based on 21,836,031 common shares issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Represents shares owned by Patch Energy Inc. upon conversion of a promissory note.

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol

Subject Company (Company whose securities are being acquired) SC

Bank BK

Affiliate (of reporting person) AF

Working Capital (or reporting person) WC

Personal Funds (of Reporting person) PF

Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol

Broker-Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Advisor IA

Employee Benefit Plan, Pension Fund, or Endowment Fund EP

Parent Holding Company HC

Corporation CO

Partnership PN

Individual IN

Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
  Security and Issuer

  Common shares, $0.001 par value

  Fairchild International Corporation
  Suite 600, 595 Hornby Street
  Vancouver, British Columbia V6C 1A4
  ("Fairchild" or the "Corporation")

  Identity and Background

  George Tsafalas is a Canadian citizen and a businessman with an office address at Suite 600, 595 Hornby Street, Vancouver, British Columbia, Canada V6C 1A4.

  Patch Energy Inc. is a company incorporated pursuant to the Company Act (British Columbia) ("Patch") with an address at Suite 600, 595 Hornby Street, Vancouver, British Columbia, Canada V6C 1A4. Mr. Tsafalas is the President, director and the controlling shareholder of Patch.

  Mr. Tsafalas became the President and a director of the Fairchild on June 6, 2002.

  During the last five years, neither Mr. Tsafalas nor Patch Energy has been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

  Source and Amount of Funds or Other Considerations

  Effective April 4, 2002, Patch Energy loaned the sum of $70,000 to Fairchild which loan is secured by a Promissory Note (the "Note"). Pursuant to the terms of the Note and at the election of Patch Energy, all of the outstanding principal amount of the Note is convertible into 1,750,000 common shares of Fairchild at a price of $0.04 per common share.

  On July 9, 2002, George Tsafalas was granted a total of 400,000 stock options of Fairchild pursuant to a stock option agreement between Fairchild and George Tsafalas at $0.075 per share for total value of $30,000. The 400,000 common shares issuable upon exercise of the stock options were registered on a Form S-8 Registration Statement filed with the US Securities and Exchange Commission on July 16, 2002. On September 25, 2002, Mr. Tsafalas exercised 190,000 stock options at a price of $0.075 per share for total proceeds of $14,250. On October 3, 2002, Mr. Tsafalas sold 30,000 common shares in the open market for $0.038 per share for total proceeds of $1,140. Currently, Mr. Tsafalas holds 160,000 common shares and 210,000 options entitling him to purchase 210,000 common shares of Fairchild, which options expire July 9, 2005.

  Purpose of Transaction

  As noted above, effective April 4, 2002, Patch Energy Inc. loaned the sum of $70,000 to Fairchild which loan is secured by a Promissory Note (the "Note"). Pursuant to the terms of the Note and at the election of Patch, all of the outstanding principal amount of the Note is convertible into 1,750,000 common shares of Fairchild at a price of $0.04 per common share. The loan to Fairchild was in connection with a participation agreement entered into on June 25, 2002 with Patch Energy. The agreement provides that Fairchild has the right to earn a 12.5% interest in certain drilled wells. This interest represents one-half of the interest otherwise held by Patch Energy under a farmout agreement with True Energy Inc., a TSX listed company, as operator.

  On July 9, 2002, George Tsafalas was granted a total of 400,000 stock options pursuant to a stock option agreement between Fairchild and George Tsafalas at $0.075 per share for total value of $30,000. The 400,000 common shares issuable upon exercise of the stock options were registered on a Form S-8 Registration Statement filed with the US Securities and Exchange Commission on July 16, 2002. On September 25, 2002, Mr. Tsafalas exercised 190,000 stock options at a price of $0.075 per share for total proceeds of $14,250. On October 3, 2002, Mr. Tsafalas sold 30,000 common shares in the open market for $0.038 per share for total proceeds of $1,140. Currently, Mr. Tsafalas holds 160,000 common shares and 210,000 options entitling him to purchase 210,000 common shares of Fairchild, which options expire July 9, 2005.

  Other than the options to purchase 210,000 common shares of Fairchild and in the event the Patch Energy Note is converted into common shares of Fairchild, Mr. Tsafalas does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of Fairchild; an extraordinary corporate transaction involving Fairchild or its subsidiaries; a sale or transfer of a material amount of Fairchild's or its subsidiaries' assets; any change in the present board of directors or management of Fairchild; any material change in the present capitalization or dividend policy of Fairchild; any other material change in Fairchild's corporate structure; any changes to Fairchild's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of Fairchild to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of Fairchild becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

  Interest in Securities of the Issuer

  Mr. Tsafalas beneficially owns an aggregate of 160,000 common shares, 210,000 stock options and 1,750,000 upon conversion of the Patch Energy Note (9.70%1) in the capital of Fairchild and has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 160,000 common shares, 210,000 stock options and 1,750,000 upon conversion of the Patch Energy Note (9.701%) in the capital of Fairchild. The 210,000 stock options held by Mr. Tsafalas have not been exercised as at the date of this Schedule 13D. The Patch Energy Note has not been converted into common shares of Fairchild as at the date of this Schedule 13D.

  1 Percentage assumes exercise of options and conversion of promissory note.

  Other that as disclosed above, Mr. Tsafalas has not effected any other transaction in the common shares in the capital of Fairchild in the past sixty days.

  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  None.

  Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2002

/s/ George Tsafalas

George Tsafalas

Dated:  October 3, 2002

PATCH ENERGY INC.

/s/ George Tsafalas

George Tsafalas, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

The undersigned agree that the foregoing Statement of Schedule 13D being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

DATED: October 3, 2002

/s/ George Tsafalas
________________________________
George Tsafalas

PATCH ENERGY INC.

/s/ George Tsafalas
________________________________
George Tsafalas, President